Exhibit 99.1

CENTENE / HEALTH NET

July 2, 2015

8:30 a.m. ET

Operator:	This is Conference # 77042984

Ladies and gentlemen. Thank you for standing by. Welcome to today’s conference call and webcast to discuss Centene Corporation’s combination with Health Net, Inc.

At this time, all participants have been placed in a listen-only mode. The call will be open for your questions following the presentation and instructions will be given at that time.

As a reminder, this conference call is being recorded and will be available for telephonic replay through July 16, 2015. The live webcast and archived replay can be accessed on both company’s investor relations websites, and the online archive of the webcast will be available until July 2, 2016.

If you chose to ask a question today, it will be included in any future use of this recording. Also note that any recording, transcript or other transmission of the text or audio is not permitted without the written consent of Centene.

If you require assistance during today’s call, please press star, then zero, and an operator will assist you offline. I would now like to turn the call over to Ed Kroll, Senior Vice President of Investor Relations at Centene Corporation. Please go ahead, sir.

Ed Kroll:	Thank you, operator, and good morning, everyone. Thanks for joining us on our conference call to discuss Centene’s combination with Health Net announced earlier this morning.

Michael Neidorff, Chairman and Chief Executive Officer of Centene Corporation and Jay Gellert, President and CEO of Health Net, will present on this morning’s call. The call may also be accessed through our website at Centene.com at the investor section.

A slide deck to accompany this call is also at the investor section of Centene.com. Any remarks that Centene may make about future expectations, plans and prospects, constitute forward-looking statements for purposes of the Safe Harbor provision under the Private Securities Litigation Reform Act of 1995.

Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors including those discussed in Centene’s most recently filed Form 10Q and 10K dated April 28th and February 23rd of 2015 respectively, and other public SEC filings.

Centene anticipates that subsequent events and developments will cause its estimates to change. While the company may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so. With that, I’d like to turn the call over to Centene’s Chairman and CEO, Michael Neidorff. Michael?

Michael Neidorff:	Thank you, Ed. Good morning, everyone, and thank you for joining us on such short notice. We are pleased to announce today that Centene and Health Net have agreed to a cash and stock transaction valued at approximately $6.8 billion.

Under the terms of the agreement, Health Net shareholders would receive .622 shares of Centene common stock and $28.25 in cash for each share of Health Net common stock, a total in pride consideration of $78.57 per share based on Centene’s closing price on July 1st.

The transaction has fully committed financing. Today, we will discuss the compelling rationale and exciting opportunities we see from adding Health Net Company to our business.

We also hear — we will also hear from Jay Gellert, Health Net’s President and CEO. We are bringing together two top health care service organizations to create a leading diversified multi-national health care enterprise.

The transaction is a significant step in our strategy to increase scale and drive further diversification across markets and products. Specifically, with the addition of government-sponsored programs including Medicare, Tricare and the V.A.

The combination of Centene and Health Net brings together two organizations that have demonstrated significant expertise in government programs. Together, our shared commitment to and experience with those programs will provide a powerful growth platform that will better enable us to address the needs of our customers.

We expect to create significant value for both Centene and Health Net shareholders, and other key stakeholders. The transaction’s expected to be accretive to GAAP earnings per share by more than 10 percent, and adjusted earnings per share by more than 20 percent in the first full year following closing.

The combined company will be headquartered in St. Louis with operations throughout the country. Both Centene and Health Net recognize that scale and diversification are becoming increasingly more important.

This transaction will allow us to extend our competitive position as one of the largest organizations covering government-sponsored health care programs in the country. It will leave us well positioned to continue providing members with access to high-quality and affordable health care services.

For those of you who are new to the Centene story, we have had a very successful track record over the last five years. Our investments in people, capabilities and technology have led us to consistently strong performance and an industry-leading growth rate.

In the near and long-term, we see numerous market opportunities and our pipeline remains robust as we continue to diversify geographically and by product line. We have demonstrated success leveraging our pipeline and capturing additional revenue opportunities.

Today’s announcement takes us to the next level, positioning Centene for even greater growth and success. I believe that it is an important time for Centene and to be a Centene shareholder.

Before I expand further on the benefits of the combination, I’d like to turn the call over to Jake Gellert, President and CEO of Health Net, to talk a little more about Health Net, who they are, and why they share our optimism about the transaction and the benefits it will provide our stakeholders.

Jay will — pardon me — will assist to achieve a smooth transition? Jay?

Jay Gellert:	Thank you, Michael, and good morning, all. It’s been a great pleasure working with you and the rest of the Centene team as we’ve put this transaction together. You’ve built a great company and we’re delighted to be part of the growth opportunities that this transaction creates.

Let me provide a brief overview of Health Net. We are a leading provider of health benefits through health plans and government-sponsored programs to approximately 6 million individuals in California, Arizona, Oregon and Washington.

Our platform administers benefits through group, individual, Medicare, Medicaid, dual-eligible, U.S. Department of Defense including Tricare, and U.S. Department of Veterans programs.

2014 was a banner year for Health Net, thanks in large part to the opportunities presented by the ACA, specifically Medicaid expansion and the individual exchanges, we grew our membership by 13 percent and our topline by 27 percent.

We’re on a great path and we’re confident that our positive momentum coupled with Centene’s continued attractive growth is a winning combination that will create value for all of our shareholders.

As Michael will tell you, our two companies know each other well. The Health Net Board of Directors unanimously determined that this transaction is in the best interest of Health Net shareholders.

Centene has experienced tremendous growth, and we believe that the stock and cash considerations provided shareholders with immediate value for their investment, as well as, the opportunity to participate in the significant upside potential of a leading and growing provider of managed health care services.

The transaction builds on all of the hard work and effort that has gone into making Health Net the company that it is today, our associates have the opportunity to continue these efforts and take them to another level in conjunction with their new colleagues at Centene.

I’m committed to working with Centene’s management team to ensure a smooth transition and make our shared vision a reality. With that, I’ll turn the call back to Michael.

Michael Neidorff:	Thank you, Jay. As Jay said, we know Health Net well and we respect their team and their accomplishments. I want to echo his enthusiasm with this transaction and offer some broad perspective on why I am confident that this combination will broaden our experience and expertise to provide an integrated offering that benefits our members, providers and other stakeholders.

As I have previously noted, Centene maintains a disciplined approach to M&A, and we have made a number of investments over the past several years. We’ve embraced a two-growth strategy focusing organic growth and strategic M&A that supports that growth.

As always, investment and acquisitions must first and foremost meet our financial criteria. I strongly believe that there is no strategic value without financial value, and as you will see, we believe this transaction is consistent with that philosophy.

Uniting Centene and Health Net will create a leading platform for government-sponsored programs and one of the largest Medicaid managed care organizations in the country.

The addition of Health Net’s nearly 2 million Medicaid members to our 4 million will make us the national leader in Medicaid. Importantly, combining with Health Net is expected to increase and enhance our presence in the California Medicaid Program, which is the country’s largest with more than approximately 12 million individuals.

When combined with our market leadership in Florida and Texas, the combined company will be a leader in the three largest Medicaid markets in the country. In addition, the combined company will be the leader in managed long-term support services, one of the largest and fastest-growing segments of the market.

At the same time, we have recognized the importance of a strong Medicare presence in order to maximize our opportunities in the government-sponsored healthcare space. This transaction provides the capabilities, scale and quality performance necessary to maximize those opportunities.

Health Net’s Medicare experience is complementary to our commitment to low-income and high acuity populations. To give you a sense of the market opportunity, approximately two-thirds of the Medicare beneficiaries have incomes below 400 percent of the federal poverty level, and two-thirds of Medicare beneficiaries suffer from two or more chronic conditions.

We believe that the addition of Health Net’s Medicare expertise including its four-star rating will create significant opportunities across our existing market.

Beyond the additional scale in Medicaid and capability in Medicare, this combination provides complementary focus on the targeted commercial population. Both companies have a track record of success focusing on the subsidized portion of the health insurance marketplace, and we expect to continue to deliver attractive growth by focusing on innovative solutions for uninsured and underinsured individuals.

Going forward, we are committed to focusing on our exchange capabilities to provide access to highly, high-quality affordable health care. In order to be a leader in government-sponsored health care programs including Medicaid, Medicare, and the Health Insurance Marketplace, it is important to have key capabilities that can be leveraged across each company.

One such capability is a high-quality, cost-effective provider network. Both Centene and Health Net have a shared vision that participation in a Medicaid network is the right platform to support targeted exchange populations, as well as, high-cost, low acuity Medicare Advantage populations.

Health Net was an early adopter of value-based contracting, and is a leader in performance-based provider contracts. We believe that we have the opportunity to apply that expertise across our markets and products.

In addition, we believe that it is important to take a holistic approach to serving these populations and we are able to do so, that with an integrated specialty solutions is added. The additional scale that this transaction provides will allow us to more fully deploy our specialty capabilities.

Finally, we maintain our belief that having a common technology platform is the most effective way to support these government programs. We will continue to invest in technology that has the best-in-class data and analytics capability, and we are committed to deploying our product expertise and these supporting capabilities using our local approach.

Now, I’d like to cover some of the financial details of the transaction. As I mentioned earlier, this is a cash and stock transaction with a value of approximately $6.8 billion, including the assumption of approximately $500 million of debt.

Under the terms of the agreement, Health Net shareholders would receive .622 shares of common — Centene common stock and $28.25 in cash for each share of Health Net common stock.

Based on Centene’s closing stock price on July 1, 2015, the implied consideration of $78.57 per share represents a premium of approximately 20 percent of Health Net’s closing stock price on July 1, 2015, and approximately 26 percent on June 1, 2015.

At close, Centene shareholders would own approximately 71 percent of the combined entity and Health Net shareholders owning approximately 29 percent. We expect to complete the transaction in early 2016. The transaction is subject to approval by both Centene and Health Net shareholders, as well as, customary closing conditions including the expiration or termination of the waiting period under (Hart, Scott, Perdium) and clearance by relevant state insurance and health care regulators.

As I mentioned, the transaction is fully financed. We intent to finance the cash portion of the acquisition through a combination of existing cash on-hand and debt financing. Wells Fargo has provided a $2.7 billion financing commitment.

In addition, this transaction is especially compelling because of the attractive shareholder returns. On a pro forma basis, the combined company would have estimated 2015 pro forma annual premium and service revenues of approximately $37 billion.

With respect to synergies, we estimate the combined company would achieve approximately $150 million of annual cross synergies by the second year following close. Approximately 50 percent of those synergies will be realized by the end of the first year following close.

Before I turn the call over to Q&A, in short, we cannot be more pleased with Health Net as a partner. This transaction is really about enhancing our ability to provide individuals with high-quality health care services on a cost-effective basis.

We are optimistic about our future as a combined company and the leading role we will be able to play in the evolving health care market. With that, we will now open up with Q&A.

As you may have noticed, our CFO, Bill Scheffel, was not able to join us on today’s call because of a personal matter. Our chief accounting officer, Jeff Schwaneke, and chief business development officer, Jesse Hunter, are standing by along with Jay Gellert and myself to take your questions.

Operator, first question, please.

Operator:	Thank you. Ladies and gentlemen, at this time, if you wish to ask a question, simply press star, then the number one on your telephone keypad. If you wish to withdraw your question, you may press the pound key.

Our first question comes from the line of Josh Raskin of Barclays.

Joshua Raskin:	Thanks. Just want to knock out two quick technical questions on the accretion assumptions. One, does this include, you know, the elimination of the de minimis exemption for the, you know, executive compensation, you know?

Basic question is your tax rate going up? Is that included in the, you know, accretion dilution calculation? And then does this include the Cognizant deal as well or are those savings more than year one and year two? I’m just curious how those play into the 10 percent and the 20 percent.

Michael Neidorff:	Yes, if you looked at tax rates, Jay, can you comment on Cognizant?

Jeff Schwaneke:	Yes, Josh, this is Jeff. You are — you are correct. The accretion does assume that the tax drops back in in our model.

Jay Gellert:	And Josh, with regard to Cognizant, we will be modifying that agreement and continuing our relationship with Cognizant. The synergy numbers include that assumption in them.

Joshua Raskin:	OK. So — and when you say “modify”, are those the same savings that you guys have talked about in the past?

Jay Gellert:	No, they’ll be different savings that were included in this because they’re the result of the efforts of the combined company.

Joshua Raskin:	OK. Now, I guess, Michael, just a question sort of long-term after the transaction has closed, you know, and you get the immediate, you know, bump and obviously revenues and accretion and EPS.

Do you think this transaction increases or decreases your long-term growth prospects?

Michael Neidorff:	I think it will fuel our long-term growth prospects. We have a large pipeline and the addition of their products across the spectrum of our 23 plans can only help that growth.

Joshua Raskin:	OK. So you think your combined growth rate is higher than what your standalone growth rate would’ve been over the next, you know, 5, 10 years?

Michael Neidorff:	On an actual dollars, yes. On a percentage, of course, as the denominator gets larger, we’ll be impacted by it.

Joshua Raskin:	OK. I guess what I’m trying to get at is do you think — do you think Health Net have the same growth profile as Centene did, you know, in terms of I understand the dollars obviously are bigger?

Michael Neidorff:	I think our — I think our growth profile was different. They have products that we are able to apply against our footprint that will help fuel that pipeline and the growth going forward.

Joshua Raskin:	OK. And then just the next question, you know, should we read into the prospects for Medicaid? Is this something that, you know — should we think about over the next, whatever it is, 12 to 24 months a potential lull in, you know, in contract activity and sort of, you know, what gives you the confidence to go through a transformative transaction, you know, amidst, you know, what’s been, you know, north of 30 percent growth on the top line for a decade?

Michael Neidorff:	Josh, we are very decentralized, as you know, and what we’re — the integration of Health Net, we see taking 12 to 24 months on a very methodical and planned basis, and in no way would affect the growth and what we’re doing within the existing Centene footprint.

Joshua Raskin:	OK. All right. I’ll get back in cue if I’ve got others. Thanks.

Michael Neidorff:	Thanks.

Operator:	Our next question comes from the line of Sara James of Wedbush Securities.

Sara James:	Thank you. I was hoping you could provide us a little bit more detail on the synergies, maybe break it down into buckets of where you see the biggest opportunities and then talk a little bit about PBM optionality in the out years. Thanks.

Michael Neidorff:	Jesse, you want that?

Jesse Hunger:	Yes. Sara, this is Jesse, you know, Jesse Hunter here. So we’ve got obviously a few different categories in — I wouldn’t call it any surprises there. There are going to be some core T&A savings as a result of the two public company costs and the like, you know?

But certainly there’s going to be, I would say, broadly specialty company leverage. So you reference pharmacy. That would be a component of that. There’s going to be additional synergies in conjunction with providing our specialty capabilities across the additional products for Health Net that Michael referenced.

And then I think over time, we believe that there’s opportunity to get to the common technology platform and the leverage and data and analytics that Michael referenced previously. So those would be the primary categories.

Sara James:	And what — moving the specialty over to be a combined entity, how should we think about the timeline of that? Are there any existing contracts with either parties that will kind of timeout and allow you to combine them, you know, this year versus several years from now?

Michael Neidorff:	I — as we said earlier, we’re in the early stages of integration. It’s — there’s great opportunity. We’ll be taking advantage of it as we go forward. There are just one contract at a time is appropriate and work together to achieve it.

Sara James:	Thank you.

Operator:	Our next question comes from the line of Ana Gupte of Leerink Partners.

Ana Gupte:	Morning. So I wanted to just get a sense of what the vision is, Michael, for the combined company when you go forward. Are you planning to duplicate kind of a California-like model outside of Medicaid with duals and exchanges everywhere, or is California sort of a one-off state for you because of the Health Net legacy?

Michael Neidorff:	We see advantages going forward. It’s a very positive environment, and we will look market-by-market and make the assessments with our Health Net partners, and that’s the best approach in each individual market.

Ana Gupte:	So it could be that it’s not just about Medicaid, is what you’re saying? So it could be that you were looking — look for more acquisitions either tucked in or otherwise to get to where you want to go eventually?

Michael Neidorff:	I think any combination of acquisition, organic growth — we commented in our comments earlier that we see the Medicare, the TRICARE, we see other things that we will together move forward on.

Ana Gupte:	And what does that do if you do go beyond Medicaid? What does that do from a tax rate perspective, if I could just ask?

Michael Neidorff:	And so I’d go to...

Ana Gupte:	From a tax rate perspective.

Michael Neidorff:	Oh, yes.

Jeff Schwaneke:	This is — yes, yes, yes. This is Jeff. I mean, I think when Josh asked the question, I already mentioned that the — we put the tax, the 162M6 compensation tax back in the model. We would be subject to that. So that is in our numbers.

And so therefore, our tax rate would increase, as well as, the ACA fee, you know, continues to increase every year, so that will also, you know, add to the tax rate increase.

Ana Gupte:	And then another question just given that there is a broader wave of consolidation going on, every player is looking around to see what they might do to combine. When you settled on this combination, how did you think about it in terms of its advantages versus combinations for each of you with other entities within managed care?

Michael Neidorff:	This combination will broaden our presence in the Western U.S., broaden our product capabilities, and it was the right opportunity at the right time.

Ana Gupte:	Got it. All right. Thank you.

Operator:	Our next question comes from the line of Chris Rigg of Susquehanna Financial.

Chris Rigg:	Hi. Good morning. Just wanted to come back to the cognizant side just because it’s important for how I think about the valuation and sort of the overall pro forma component.

You know, my model for Health Net obviously includes financial benefits for the cognizant agreement particularly in 2016 and beyond. And so, Jay, when you say you are modifying — will modify that agreement, how should I think about how that would have impacted sort of standalone Health Net just to sort of help me sort of frame out what the, you know, right level of earnings power is now for Centene? Thanks.

Jay Gellert:	Well, Chris, we spent a lot of time with our Centene partners, and looked at the ultimate run rate and the 2016 experience. What they’ve presented reflects that consideration.

So we’ve taken into consideration the modification of the cognizant arrangement and the synergies are net of that.

So I think you’ve got a very clear and well thought out run rate from which to work, and it involves, as I said, changing the relationship to support the transaction, but it’s been analyzed in full and I feel very comfortable with the presentation that’s been made.

Michael Neidorff:	Agree.

Chris Rigg:	OK. And then one follow-up for you, Michael. Obviously, this takes you into the commercial segment in a much bigger way. So when we think about where Centene is several years from now, obviously you have enhanced capabilities from Health Net, but should we think about you getting into the commercial segment in a much bigger way as time goes on? Thanks.

Michael Neidorff:	I think as we — as we move forward, as I stated earlier, we will analyze various opportunities in the various states. California provided specific opportunity that Jay and his team have really taken advantage of, and if we see another opportunity, we will — we are basically a government services healthcare company.

Chris Rigg:	Got you. Thanks a lot.

Operator:	Our next question comes from the line of Brian Wright of Sterne Agee.

Brian Wright:	For once, I don’t have a question. Jay, congratulations. Michael, brilliant move.

Michael Neidorff:	Thank you.

Jay Gellert:	Thank you.

Operator:	Our next question comes from the line of Steven Baxter of Bank of America.

Steven Baxter:	Hi, yes. This is Steve Baxter on for Kevin. It sounds like the Medicare Advantage focus of Centene was, you know — it’s been talked about for a long time now, and I guess I’m just wondering , you’re in 22 or 23 states how do you think about the ability to rollout Health Net’s Medicare Advantage platform into those states, and then I guess kind of how do you think about the timeline for those things?

Michael Neidorff:	Well, I think as we indicated, we’re developing a full integration plan on a very positive relevant basis with priorities, and we will continue to work through it together and identify which are the first states we should approach.

Steven Baxter:	OK. That makes sense. So I guess another question would be do you have a view on the combined tax rate for the company?

Michael Neidorff:	Yes, I think Jeff just commented on that, but do you want to clarify?

Jeff Schwaneke:	Yes, I think what I said, you know — I think a couple of things: Number one, we mentioned the 162M6 and that impact. That will not, you know, affect us until 2017 because as we mentioned in our Investor Day, you have to fail it for a 2-year period.

So I would say beginning in 2017 and the tax rate will be, you know, above the 50 percent range as a result of that, plus the ACA fee.

Steven Baxter:	Thank you very much.

Operator:	Our next question comes from the line of Peter Costa of Wells Fargo Securities.

Peter Costa:	Thanks. Michael, when you were considering things to acquire, there’s a lot of talk about consolidation of some of the bigger players, and with that you’d expect some businesses to be forced to be sold off, which I would think you would be an acquirer of or somebody who would look to acquire some of those businesses.

Did you consider, you know, what you might be giving up as an opportunity by leveraging up at this point to acquire Health Net that you may not perhaps be able to buy as much of some of those businesses that would come out?

Michael Neidorff:	You know, I think we looked at the opportunity here. We saw it delivering growth by offering more comprehensive and scalable portfolio. It made sense. And if someone had something that they had to divest, we’ll evaluate that at that time and make a decision.

Peter Costa:	So would you say that the management team here, the Medicare business, is something that you found important in terms of the transaction or...

Michael Neidorff:	They have a — they have a very successful Medicare program as we stated earlier, and with four stars, and we look forward to working together in that very important category.

Peter Costa:	OK. And I’m just hoping you can be clear on the synergies in the Cognizant deal for a moment. When you talk about modifying the Cognizant transaction, are you saying it was going to be downsized or it’s going to be downsized somehow such that the savings would not be as much, so that’s why the accretion number is perhaps less than it might otherwise be so that the Cognizant deal is perhaps providing less accretion than you would otherwise have seen?

Jay Gellert:	We are still evaluating how best to put it in place in the context of the overall transaction. We’ve been conservative in that consideration, but we see opportunities in that area and other areas in the future that makes the numbers that, I think, Michael articulated very achievable.

Peter Costa:	So will a Cognizant deal decline or grow?

Michael Neidorff:	No, I think what we’re saying is we’re evaluating it. We have a — we have a lot of respect for Cognizant and their capabilities. We’re going to determine how best to use those skills and ability jointly, and at that time, put them to work.

Peter Costa:	And the last question regarding the Tricare contract, which is up for rebid, and you have the north and the south regions being combined into one new region, the east region, you know, Michael, did you consider that as some — as a risk in terms of looking at this deal that that might be something that might fall out?

Michael Neidorff:	We looked at every aspect of it. We believe they have a demonstrated record of retaining that business and we do the pros and cons and we’re very comfortable that that business will be retained.

Peter Costa:	Thank you.

Operator:	Our next question comes from the line of A.J. Rice of UBS.

A.J. Rice:	Hello everybody, and congratulations on the deal. A specific follow-up and then a couple of deal questions.

When you commented on specialty services and integration being part of the 150 million synergies, does that also include any assumptions about the ability to cross-sell what Centene’s historically done into some of the Health Net markets and businesses?

Michael Neidorff:	Jesse?

Jesse Hunger:	Yes, A.J. I think the way that we’re thinking about the synergies specifically on specialty is, you know, all the synergies are really what I would call cost synergies. There are no revenue synergies contemplated here.

While Michael talked about and Jay’s talked about the opportunities that we think this combination creates, those revenue opportunities are not reflected in the guidance numbers and the — and the, you know, guidance and the synergy numbers that we’re reflecting this morning.

A.J. Rice:	Any sense — I know it’ll take time to realize, but any sense of what the order of magnitude of that might be?

Michael Neidorff:	I think you summarized it. We’re working through it in a positive way and it — we go to income — reasonable numbers is part of the synergy.

A.J. Rice:	OK. And just thinking about the deal generally, obviously there seems to be a lot of things going on in the space right now. Was there a formal — can anybody comment on whether there was a formal process here and so I know there’s been some talk even this morning that maybe other people might come into play?

I’m assuming that that’s sort of already been worked through and is there a breakup fee on the transaction?

Michael Neidorff:	You know, there are standard fees consistent with the industry norm. We look — we looked at this opportunity and determine the — it provides us with programs that are initially beneficial and then we can grow the business, and that’s the focus you take when you’re looking at this type of thing versus what somebody else is considering in speculation.

Jay Gellert:	Yes, let me ask...

A.J. Rice:	You know, I’m asking sort of thinking more of whether Health Net went through the process or some sort.

Jay Gellert:	Well, then let me add. A couple of points: We looked at this transaction in the same way Michael spoke. We see this as a compelling transaction. What Jesse said is true. We didn’t count on any revenue synergies, but the amount of potential synergies in that realm are incredible.

Everybody we’ve talked to has always said how are you going to morph the Health Net model into the rest of the country? This is a unique opportunity to do this and there is no one, and I mean no one, who is better situated to partner with us to do that, and that’s the decision-making process we went through.

There’s also enormous opportunities on the specialty side, which weren’t included as Jesse said, but also are very significant. So I think that when we looked at this, we looked at it in the context of this opportunity, which we believe is the strongest opportunity out there, and we’re, I think, familiar and conversant with all the other potential options and in doing that came to this conclusion.

A.J. Rice:	OK. And then just in terms of the timeframe to close, obviously some of the other timeline is quite long to close those — this one. You’ve got a fairly tight timeframe it looks like to close the next year.

I’m just trying to understand because of Tricare, because of some of the other things like specialty, this — is it — do you — is the requirement the traditional federal approvals, and then the four states in which Health Net has a major presence, or do you have to go to a broader array of states and get approvals? Can you just describe the approval process a little?

Michael Neidorff:	I think — well, let me — we’re going to move through this with all due respect, but I’d also comment that the overlap is minimal, de minimis, and we’re very optimistic that we’ll be able to move through this process and that there — there’s not that overlap and there’s opportunity and everybody benefits.

All the stakeholders in this win. So we see that a real opportunity to move through it quickly.

Jay Gellert:	Of all the options, this one has the highest degree of certainty, which was very enticing to us.

A.J. Rice:	Sure. That makes sense. All right. Thanks a lot.

Operator:	Our next question comes from the line of Matthew Borsch of Goldman Sachs.

Matthew Borsch:	Yes. Thank you. Can you just comment on the approval process that you’ll need to go through? And I’m curious, is this going to require approval from both of California’s insurance regulatory agencies?

Michael Neidorff:	I’ll start off. As I — as I said, there’s the standard (Hart, Scott) and other requirements that we’ll file and need and expect to have and under way very quickly relative to California, Jay you might want to...

Jay Gellert:	This will require the approval of both California insurance regulatory entities.

Matthew Borsch:	And, I guess, just to — just to ask given, you know, going back quite long ago, but there was a history of unexpected obstacles, the approval process at least to some degree, is there a reason to anticipate that we might have some special issues to resolve with respect to California approval?

Michael Neidorff:	Jay?

Jay Gellert:	I believe that the lack of overlap will make it so that this is a — this is an approval process that can move expeditiously.

Michael Neidorff:	And I think we also both have very positive relationships with the regulatory authorities in California.

Matthew Borsch:	Great. And just the last on the — just a couple of mechanical fund — anything you can tell us about how to think about the interest rate on the debt and the amortization, which I gather, you know, we either include or exclude synergies whether we’re looking at it depending on what we’ll look at it adjusted or not be? Thank you.

Michael Neidorff:	I think that we have reasonable rates building to our modeling for this and, you know, as we know, the rates are moving around a little bit, but we’re comfortable that we’ll be fine.

Matthew Borsch:	Anything on amortization?

Jeff Schwaneke:	Yes, this is Jeff. I would say, you know, expect amortization commensurate with some of the deals that you’ve seen previously. I would say somewhere in excess of 25 percent of the excess consideration.

Matthew Borsch:	OK.

Michael Neidorff:	Thank you.

Operator:	Our next question comes from the line of Andy Schenker of Morgan Stanley.

(Cornelia):	Hey, this is (Cornelia) in for Andy. I guess first, are there any areas in California where you think there would need to be divestitures?

Michael Neidorff:	We don’t see any overlap that would create that issue.

(Cornelia):	OK. And then following up on that, is Health Net’s California settlement agreement transferable to the combined entity?

Jay Gellert:	It’s not transferable per se, but it remains in effect because it’s in a subsidiary.

(Cornelia):	OK. And then finally, I guess, how are you thinking about branding going forward? Will you retain both the Health Net and Centene and better brands or will all of the Health Net assets fold into a Centene subsidiary?

Michael Neidorff:	The — it’s very early in its process. We have real experts supporting us and building on that, and we will — we’ll figure out what’s best market-by-market.

(Cornelia):	OK. Great. Thanks.

Operator:	Our next question comes from the line of David Windley of Jefferies.

David Windley:	Hi. Thanks for taking my questions. Jay, this one’s probably for you. The — about 64 percent of your consideration is in Centene stock. You’re getting about 20 percent premium.

I guess I’m wondering a little bit of a follow-on to an earlier question, but wondering how the board considered that 20 percent premium in light of taking, you know, two-thirds stock and, again, was there a — was there a go-shop period?

Was there any kind of semblance of an option process run here?

Jay Gellert:	Let me — let me answer those questions. First of all, the reason the board felt very comfortable taking the stock is because they have a tremendously high level of confidence in the value of this transaction and the opportunity that stands behind it.

It is, as I said before, the perfect marriage of two companies doing on the one hand the same thing, but on the other hand where it’s different being incredibly accretive to the potential for growth.

I mean, this is the company that I believe will lead the market in terms of serving a broad cross-section and a growing part of our population. So the board took that all into consideration and spent an extraordinary amount of time thinking about that, and I think the acceptance of the stock is a vote of confidence.

Michael Neidorff:	I’ll just add to it before we close out today’s session that we spoke of the growth opportunities. I think there’s a demonstrated record where Centene will enter a market and add multiple products to it.

This really opened up and expands that portfolio of products, and I believe it’s going to be a great opportunity for both Health Net shareholders and ours when you look at the growth in going forward.

I want to thank everybody. We look forward to seeing you at future events.

Operator:	Thank you, ladies and gentlemen. This does conclude today’s conference call. You may now disconnect and have a wonderful day.

END

Forward Looking Statements

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Centene, Health Net and the combined businesses of Centene and Health Net and certain plans and objectives of Centene and Health Net with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the transaction; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, changes in federal or state laws or regulations, including the Patient Protection and Affordable Care Act and the Health Care Education Affordability Reconciliation Act and any regulations enacted thereunder, provider and state contract changes, the outcome of pending legal or regulatory proceedings, reduction in provider payments by governmental payors, the expiration of Centene’s or Health Net’s Medicare or Medicaid managed care contracts by federal or state governments and tax matters; the possibility that the merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions, including the receipt of approval of both Centene’s stockholders and Health Net’s stockholders; the risk that financing for the transaction may not be available on favorable terms; and risks and uncertainties discussed in the reports that Centene and Health Net have filed with the Securities and Exchange Commission (the “SEC”). These forward-looking statements reflect Centene’s and Health Net’s current views with respect to future events and are based on numerous assumptions and assessments made by Centene and Health Net in light of their experience and perception of historical trends, current conditions, business strategies, operating environments, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this announcement could cause Centene’s and Health Net’s plans with respect to the proposed merger, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this announcement are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this announcement. Neither Centene nor Health Net assumes any obligation to update the information contained in this announcement (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Centene’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports on Form 10-Q and Form 8-K as well as in Health Net’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports on Form 10-Q and Form 8-K.

Additional Information and Where to Find It

The proposed merger transaction involving Centene and Health Net will be submitted to the respective stockholders of Centene and Health Net for their consideration. In connection with the proposed merger, Centene will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the stockholders of Centene and Health Net to be filed with the SEC, and each will mail the joint proxy statement/prospectus to their respective stockholders and file other documents regarding the proposed transaction with the SEC. Centene and Health Net urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov. These documents can also be obtained (when they are available) free of charge from Centene upon written request to the Investor Relations Department, Centene Plaza 7700 Forsyth Blvd. St. Louis, MO 63105, (314) 725-4477 or from Centene’s website, http://www.centene.com/investors/, or from Health Net upon written request to the Investor Relations Department, Health Net, Inc. 21650 Oxnard Street Woodland Hills, CA 91367, (800) 291-6911, or from Health Net’s website, www.healthnet.com/InvestorRelations.

Participants in Solicitation

Centene, Health Net and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Centene and Health Net in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Centene and Health Net in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Centene’s executive officers and directors in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2015. You can find information about Health Net’s executive officers and directors in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2015. You can obtain free copies of these documents from Centene and Health Net using the contact information above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.